NEWS RELEASE

BIRCH MOUNTAIN PLANS TO CONSTRUCT SOUTH HAUL ROAD

CALGARY, October 31, 2006 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD:TSXV and AMEX) announces that it will file an application with Alberta regulatory authorities to construct 12 kilometres of road (the "South Haul Road") south from the Muskeg Valley Quarry (MVQ), along the eastern side of the proposed Hammerstone Project. The road will connect with the proposed East Athabasca Access Road. Subject to regulatory approval, the Company plans to clear trees this winter followed by road construction in the summer of 2007.

The East Athabasca Access Road is an industry-led initiative to provide a new bridge and 54 kilometres of all-weather highway to serve the new and expanding oil sands developments east of the Athabasca River. The South Haul Road will position Birch Mountain to provide materials for the construction of the new highway and bridge, and to supply the long-term aggregate and reagent requirements of the east side oil sands operators.

The new road and bridge will reduce the haul distance, by several kilometres on a more direct route, from Birch Mountain's quarry and planned quicklime plant to the oil sands operators on the west side of the Athabasca River and the City of Fort McMurray.

To meet the growing demand for aggregate, a second rental crushing spread is now operating in the quarry. The last modules of Birch Mountain's own larger crushing equipment are expected on site shortly and the new crushing spread should be fully operational by mid-November. The combined throughput of the three crushing spreads ranges from 2,000 tonnes per hour to 3,000 tonnes per hour depending on the material specifications.

The management and directors thank Dr. Jack Clark O.C. for his years of service and contribution as a Director of Birch Mountain. Dr. Clark has resigned for personal reasons and his colleagues in the Company wishes him well in his retirement. Dr. Clark will continue in an advisory role to the Company.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or	Equity Communications, LLC
Don Dabbs, Senior Vice President, or	Steve Chizzik, Regional Vice President
Derrick Kershaw, Senior Vice President	Tel 908.688.9111 Fax 908.686.9111
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Fort McMurray
Edmonton
Calgary
Shell
Imperial Oil
Exxon
Kearl Lake
Kearl Lake
Syncrude
Aurora North
Albian Sands
Shell
Jackpine
Muskeg River
Suncor
Firebag
Syncrude
Aurora
South
Fort McKay
Birch Mountain
Muskeg Valley Quarry
Husky
Syncrude
South
Haul Road
Syncrude
North
East Side Access Road
Syncrude
Imperial
Oil
Athabasca
River
Syncrude
Mildred Lake
Suncor
Suncor
Steepbank
Suncor
63
Suncor
Petro Canada

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.